                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                            Sylvan Learning Systems, Inc.
                     ----------------------------------
                              (Name of Issuer)

                                  Common
                     ----------------------------------
                       (Title of Class of Securities)

                                 871399101
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  5   Pages
                                        ---

CUSIP No. 871399101                   13G                 Page  2  of  5  Pages
          ---------                                            ---    ---

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     The St. Paul Companies, Inc.
     385 Washington Street
     St. Paul, Minnesota  55102
                                                  IRS #41-0518860
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Minnesota Corporation
- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                   None
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting   The St. Paul Companies, Inc.,
 Person With                        Power         through its wholly-owned
                                                  subsidiary, St. Paul Fire and
                                                  Marine Insurance
                                                  Company(F&M),
                                                  beneficially owns 518,139
                                                  shares of common stock of
                                                  Sylvan. *
                             --------------------------------------------------
                              (7) Sole Dispositive          None
                                    Power
                             --------------------------------------------------
                              (8) Shared Dispositive        518,139 shares
                                    Power              (see remark in Item 6)
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
          518,139 shares (see remark in Item 6)
- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
          The shares reported in Items 6, 8 and 9 constitute 7.3% of the outstanding common shares of the Issuer.
- -------------------------------------------------------------------------------
(12) Type of Reporting Person*
     HC
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

* By virtue of F&M's ownership of 478,723 shares of Common Stock, Warrants to purchase 31,916 shares of Common Stock, and Options to purchase 7,500 shares of Common Stock, all of which are exercisable within 60 days.

                                                          Page  3  of  5  Pages
                                                               ---    ---


ITEM 1(A).  NAME OF ISSUER
            Sylvan Learning Systems, Inc.
- -------------------------------------------------------------------------------


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            9135 Guilford Road
            Columbia, MD 21046
- -------------------------------------------------------------------------------


ITEM 2(A).  NAME OF PERSON(S) FILING
            The St. Paul Companies, Inc.
- -------------------------------------------------------------------------------


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
            385 Washington Street
            St. Paul, MN 55102
- -------------------------------------------------------------------------------


ITEM 2(C).  CITIZENSHIP
            Minnesota Corporation
- -------------------------------------------------------------------------------


ITEM 2(D).  TITLE OF CLASS OF SECURITIES
            Common
- -------------------------------------------------------------------------------


ITEM 2(E).  CUSIP NUMBER
            871399101
- -------------------------------------------------------------------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A

    (g) /X/ Parent Holding Company



ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned: The St. Paul Companies, Inc. through its wholly owned subsidiary, St. Paul Fire and Marine Insurance Company(F&M), beneficially owns 518,139 shares of common stock by virtue of F&M's ownership of 478,723 shares of Common Stock, Warrants to purchase 31,916 shares of Common Stock, and Options to purchase 7,500 shares of Common Stock, all of which are exercisable within 60 days.

    ---------------------------------------------------------------------------

    (b) Percent of Class: The shares reported in Item 4(a), above, constitute 7.3% of the outstanding common shares of the Issuer.


    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote     None

              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote   518,139
                  (See remark in Item 4(a) above)

              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of
                                                           None
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition:
                     518,139 (see remark in Item 4(a) above)
              -----------------------------------------------------------------

                                                          Page  4 of  5  Pages
                                                               ---    ---

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not Applicable
- -------------------------------------------------------------------------------


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            St. Paul Fire and Marine Insurance Company is an Insurance Company under Reg.240.13d-1(b)(1)(ii)(C)
- -------------------------------------------------------------------------------
ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable
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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

            Not Applicable
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ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                 February 11, 1994
                                 ----------------------------------------
                                 (Date)

                                 ----------------------------------------
                                 (Signature)
                                 Bruce A. Backberg
                                 Vice President & Corporate Secretary
                                 ----------------------------------------
                                 (Name/Title)

                        SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                                   Schedule 13G

                               EXHIBIT A - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulation promulgated under authority thereof and is not intended as an admission The St. Paul Companies, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose.